EXHIBIT 99.1

POET Technologies to Host Virtual Annual and Special Meeting of Shareholders on June 30

TORONTO, June 28, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and telecommunication and artificial intelligence markets, today announced the Company will virtually host its Annual and Special Meeting of Shareholders (the “Meeting”) via a virtual on-line platform on June 30, 2023 at 1:00 p.m. (EDT). In conjunction with the Meeting, senior management will also provide a business update presentation followed by a question and answer session.

Holding a virtual meeting enables all Shareholders, regardless of geographic location and Share ownership, to have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Formal notice of the meeting date and record date has been provided to the regulatory authorities and the TSX Venture Exchange by Computershare Investor Services Inc., the Company’s transfer agent. A "Management Information Circular" containing detailed instructions as well as an outline of the matters to be acted upon during the Meeting has also been mailed to shareholders of record and filed on SEDAR.

Registered Shareholders of POET’s common stock as of the close of business on May 15, 2023 (the “Record Date”) are entitled to vote by either completing the provided proxy materials or as part of attending the live audio webcast using the following link: https://web.lumiagm.com/483012857.

Non-Registered Shareholders, including those who hold Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, may vote by following the instructions on the voting instruction form provided to them by their intermediary. For questions related to any such voting instructions, Shareholders should contact their bank, trust company, securities dealer or broker, or other intermediary through which they hold their Shares.

For assistance with the completion and delivery of a proxy, Shareholders may contact Computershare Investor Services Inc. at 1-800-564-6253 (toll free North America) or 1-514-982- 7555 (international).

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland tweiland@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its optical engine or light source products to be incorporated into its customer’s products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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